89562
1299045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04033491

May 26, 2004

Mr. John Dorogoff
Managing Director
Lehman Brothers Inc.
745 7th Avenue
New York, NY 10019

Act	34
Section	15
Rule	15c3-3
Public Availability	6-9-04

Re: Application to Establish an Omnibus Account

Dear Mr. Dorogoff:

We have received your letter, dated May 17, 2004, in which you request on behalf of Lehman Brothers Inc. ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about June 14, 2004, the Applicant will begin clearing the Asset Managed accounts of Neuberger Berman, which it currently self-clears ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Christopher Meyer, NYSE

TKM/edh

LEHMAN BROTHERS

JOHN DOROGOFF
MANAGING DIRECTOR

May 17, 2004

Mr. Michael A. Macchiaroli
Securities & Exchange Commission
Associate Director
Division of Market Regulation
450 Fifth Street, NW
Washington, DC 20549

Re: Application Pursuant to SEC Rule 15c3-3(c) (7) Concerning an Omnibus Account Used to Facilitate the Prompt and Orderly Transfer of Customer Accounts in Bulk from One Broker Dealer to Another

Dear Mr. Macchiaroli:

Lehman Brothers, Inc. (LBI) will be receiving the Asset Managed accounts of Neuberger Berman. At the opening of business on Monday, June, 14, 2004, LBI will begin clearing such accounts. Accordingly, the accounts will be transferred to LBI from Neuberger Berman via a tape-to-tape conversion after the close of business on Friday, June 11, 2004.

In connection with this transaction, this letter is our application pursuant to SEC Rule 15c3-3(c) (7) for the allowance of an Omnibus account to facilitate the prompt and orderly transfer of customer accounts in bulk from Neuberger Berman to LBI. In this regard, each account will be established on the books and records of LBI with the corresponding securities positions being recorded in an Omnibus account at Neuberger Berman. The positions will be transferred from Neuberger Berman to LBI, and the Omnibus account gradually will be reduced and eliminated. We respectfully request that the Omnibus account be designated as a control location adequate for the protection of customer securities for purposes of Rule 15c3-3. In connection with this request, we represent the following:

1. The books and records of LBI will reflect the customer security positions and money balances previously held by Neuberger Berman;

2. The books and records of LBI will reflect that the customer securities not yet transferred to it as part of the conversion are "located" in the Omnibus account at Neuberger Berman;

3. LBI assumes the responsibility to clear all transactions in the customer accounts being transferred; and

4. Neuberger Berman will provide LBI with written assurances that:

- For purposes of Rule 15c3-3, Neuberger Berman will treat the Omnibus account as a customer account and the customer securities maintained in the Omnibus account as fully paid securities; and

- Neuberger Berman will promptly deliver the securities in the Omnibus account to LBI

Please contact me at 212-526-8867 if there are any questions.

Sincerely,

John Dorogoff
Managing Director
Lehman Brothers

cc: Tom McGowan
Securities & Exchange Commission

LEHMAN BROTHERS

JOHN DOROGOFF
MANAGING DIRECTOR

May 17, 2004

Mr. Michael A. Macchiaroli
Securities & Exchange Commission
Associate Director
Division of Market Regulation
450 Fifth Street, NW
Washington, DC 20549

Re: Application Pursuant to SEC Rule 15c3-3(c) (7) Concerning an Omnibus Account Used to Facilitate the Prompt and Orderly Transfer of Customer Accounts in Bulk from One Broker Dealer to Another

Dear Mr. Macchiaroli:

Lehman Brothers, Inc. (LBI) will be receiving the Asset Managed accounts of Neuberger Berman. At the opening of business on Monday, June, 14, 2004, LBI will begin clearing such accounts. Accordingly, the accounts will be transferred to LBI from Neuberger Berman via a tape-to-tape conversion after the close of business on Friday, June 11, 2004.

In connection with this transaction, this letter is our application pursuant to SEC Rule 15c3-3(c) (7) for the allowance of an Omnibus account to facilitate the prompt and orderly transfer of customer accounts in bulk from Neuberger Berman to LBI. In this regard, each account will be established on the books and records of LBI with the corresponding securities positions being recorded in an Omnibus account at Neuberger Berman. The positions will be transferred from Neuberger Berman to LBI, and the Omnibus account gradually will be reduced and eliminated. We respectfully request that the Omnibus account be designated as a control location adequate for the protection of customer securities for purposes of Rule 15c3-3. In connection with this request, we represent the following:

1. The books and records of LBI will reflect the customer security positions and money balances previously held by Neuberger Berman;

2. The books and records of LBI will reflect that the customer securities not yet transferred to it as part of the conversion are "located" in the Omnibus account at Neuberger Berman;

3. LBI assumes the responsibility to clear all transactions in the customer accounts being transferred; and

4. Neuberger Berman will provide LBI with written assurances that:

- For purposes of Rule 15c3-3, Neuberger Berman will treat the Omnibus account as a customer account and the customer securities maintained in the Omnibus account as fully paid securities; and

- Neuberger Berman will promptly deliver the securities in the Omnibus account to LBI

Please contact me at 212-526-8867 if there are any questions.

Sincerely,

John Dorogoff
Managing Director
Lehman Brothers

cc: Tom McGowan
Securities & Exchange Commission